April 8, 2026

Stefan J. Murry
Chief Financial Officer
Applied Optoelectronics, Inc.
13139 Jess Pirtle Blvd.
Sugar Land, Texas 77478

       Re: Applied Optoelectronics, Inc.
           Form 10-K for the Year Ended December 31, 2025
           Filed February 26, 2026
           File No. 001-36083
Dear Stefan J. Murry:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comments.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 10-K for the Year Ended December 31, 2025
Management   s Discussion and Analysis of Financial Condition and Results of
Operations
Results of Operations, page 44

1. Please expand your analysis of your results of operations to provide a more comprehensive and quantified discussion and analysis of the underlying factors that contributed to material changes in your results between comparative periods. Your revised disclosure should identify and quantify each material driver of period-to-period changes rather than relying on generalized statements. For example:
           You indicate that the increase in cost of goods sold in 2025 was primarily attributable to higher direct material and direct labor costs associated with increased sales volumes, as well as an increase in inventory reserves. Revise your disclosure to quantify the impact of each of these underlying drivers. Additionally, discuss whether the changes in these components represent known trends or uncertainties reasonably likely to affect future results, and whether these cost drivers are expected to continue, accelerate, or stabilize. Please provide similar quantitative analysis of the underlying factors contributing to changes in your gross margin, and consider
 April 8, 2026
Page 2

           whether factors mentioned elsewhere in your MD&A, such as product mix or raw material pricing, materially impacted your gross profit and should be discussed and quantified here.
           You also indicate that the increases in sales and marketing expense were primarily due to additional sales efforts for your Quantum Bandwidth products and higher shipping expenses, including tariffs. Revise your disclosure to quantify the impact of each of these underlying drivers, as well as to discuss known trends or uncertainties resulting from increased tariffs, similar to the context provided in your earnings calls.
       This is not meant to represent an all-inclusive list of where your MD&A could be improved. We encourage you to provide quantification of amounts and further clarification throughout your discussion. Refer to Item 303 of Regulation S-K and
       Section III.B.4 of Release No. 33-8350 for guidance.

Liquidity and Capital Resources
Operating Activities, page 49

2. Please revise future filings to provide a more informative discussion and analysis of cash flows from operating activities, including changes in working capital components, for the periods presented. In doing so, explain the underlying reasons and implications of material changes between periods to provide investors with an understanding of trends and variability in cash flows. Ensure your disclosures are not merely a recitation of changes evident from the face of the financial statements. Consider quantifying metrics, such as Accounts Receivable turnover, Accounts Payable turnover, and Inventory turnover, to facilitate the understanding of material changes in your working capital.
       Additionally, provide management's insight into why your significant customer
       Digicomm represented a disproportionately large percentage of your accounts receivable at both December 31, 2025 and 2024, and discuss the implications on your liquidity. If customer concentration creates material credit-risk exposure or affects the predictability of cash flows, your MD&A should clearly describe these risks and whether they represent known trends or uncertainties. See Item 303 of Regulation S-K and Section
       IV.B of SEC Release No. 33-8350.
Investing Activities, page 49

3. Please revise future filings to provide a more informative discussion and analysis of cash flows from investing activities, including changes in capital expenditures, for the periods presented. In doing so, explain the underlying reasons and implications of material changes between periods to provide investors with an understanding of trends and variability in cash flows. Ensure your disclosures are not merely a recitation of changes evident from the face of the financial statements. Specifically, we note that your capital expenditures quadrupled in 2025. However, your disclosure does not explain the underlying reasons for the significant increase or provide management's insights into this trend. For example, if the higher capital expenditures primarily were made to expand your facilities in China to support your increased production of internet data center products, you expect the new facilities to be fully scaled up by the end of 2026, and you
 April 8, 2026
Page 3

       believe that this expansion provides adequate production capacity to meet demand for your internet data center products, disclosure of this information would be consistent with the requirements of MD&A. Additionally, while you disclose on page 41 that you expect to expand your manufacturing operations in the U.S. and Taiwan in 2026, your
       MD&A disclosures do not provide management's insight into which product lines will be impacted by these planned expansions or whether it is reasonably likely that the amount of capital expenditures in 2026 will materially differ from 2025. If these investments represent part of a multi-period capital plan, or if you expect a material shift in production capacity, cost structure, or geographic concentration, these should be clearly discussed as known trends or uncertainties under Item 303(b)(2). See
Item 303 of
       Regulation S-K and Section IV.B of SEC Release No. 33-8350.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Ernest Greene at 202-551-3733 or Jennifer Thompson at 202-551-3737
with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of
Manufacturing